Höganäs

Date/Datum: October 17, 2003

Our ref./Unser Zeichen: CL/bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

03032899

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

Encl. Interim Report January – September 2003
Press release - Organizational News

dlw 10/29

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

Executive Group +46 42 33 80 80

Rule 12g3-2(b)
File No. 82-3754

Press release

Björn Peters, CFO of Höganäs AB, has decided to pass on to consultancy and as a consequence he ends his employment within Höganäs AB.

During an interim period Björn Peters will assist the Höganäs Group within the areas accounting and finance.

Höganäs 8 October 2003

Claes Lindqvist
President & CEO



Höganäs AB *Interim Report January - September 2003*

2003

Höganäs AB (publ) Reg. No. 556005-0121
Interim Report January-September 2003

Highlights

Net sales	MSEK 2,813	+13%
Income after tax	MSEK 244	-1%
Earnings per share	SEK 7.10	(7.20)
Income before tax	MSEK 364	+3%
Operating margin	14.0%	(15.8)
Equity/assets ratio	40%	(43)

Market situation

Höganäs' turnover increased by MSEK 318 to MSEK 2 813 (2 495) during the **first nine months** of 2003. The acquisition of SCM Metal Products, Inc. boosted turnover by MSEK 502. The rate of exchange of the Swedish krona was 10% higher compared to the previous year. Sales volumes on the North American market (exclusive of SCM) rose as a result of higher market shares. There was also a strong increase in volume on Other Asian Markets (i.e. except Japan).

The low rate of production within the automotive industry has negatively affected the volume growth of iron powder as well as Coldstream/SCM powder. The volume of sales (excluding semis) rose during the period by 4% (+10% including acquisition) compared to 2002. Volumes were up by 1% in Europe and down by 2% in Japan. The increase on Other Asian Markets was 8%, and volumes on Other Markets rose by 10%.

Press powders recorded an increase in volume of 6%. The rise amounted to 1% in Europe, 1% on the Japanese market and 11% on Other Asian Markets. This included an increase of 24% in China. Other Markets were up by 11%.

The volume of other iron powders fell by 1%. Volumes were down by 3% in Europe and 4% on Other Asian Markets, but up by 8% on Other Markets.

With the acquisition of SCM, volumes of both Coldstream and SCM products are aggregated for purposes of reporting. Sales volume rose altogether by 229% (the increase for Coldstream powders was 3%). Further particulars are given in the table at the top of the page opposite.

During the **third quarter** turnover rose by MSEK 104 to MSEK 895 (791). The SCM acquisition raised turnover by MSEK 158. The value of the Swedish krona appreciated by about 8% compared to the third quarter of the previous year.

Volumes increased by 2% (+8% including acquisition). The increase in volume of press powders was 3%, with Other Asian Markets up by 4% and Other Markets by 14%. Volumes of other iron powders fell by 3%, while those of Coldstream powders rose by 4%.

Financial position

Operating income amounted to MSEK 394 (394).

Other operating income and expenses reflect the Group's total exchange results, which came to MSEK +108 (+13). This includes the result from forward contracts, amounting to MSEK +118 (+24). Not considering forward contracts, the stronger krona has drawn down operating income by MSEK 76 in 2003 compared to 2002.

The operating margin for the period was 14.0% (15.8).

The net result of the Group's financial income and expenses was MSEK –30 (–39). The cash flow for the year before investments amounted to MSEK 657 (637).

Income before taxes amounted to MSEK 364 (355), an increase of MSEK 9.

The Group's tax rate was 2.5 percentage points higher than in 2002; this was a result of fiscal effects associated with Höganäs' hedging of its equity in foreign subsidiaries.

The equity-assets ratio was 40% (43).

Investments

Investment in fixed assets by the Group totaled MSEK 216 (224) including MSEK 145 in Sweden and MSEK 31 in Brazil; the latter referred to completion of a powder annealing line and custom mixing station.

Finances

The Group's net debt increased by MSEK 297 this year, amounting to MSEK 1 654 at the end of the third quarter. Its debt-equity ratio was 0.88 (0.78).

Parent Company

Invoicing by the Parent Company during the period amounted to MSEK 1 444 (1 600), including MSEK 645 invoiced to Group companies. Income after financial income and expenses was MSEK 407 (441). Cash & Bank at September 30, 2003 totaled MSEK 24 (43), not counting unutilized overdraft facilities. Investments amounted to MSEK 144 (83).

Outlook

The market trend is expected to continue weak during the fourth quarter of the year. However, the forecast previously given for the whole of 2003 still stands, viz. that income before taxes is expected to be higher than in 2002.

Höganäs, October 13, 2003

Claes Lindqvist
President and Chief Executive Officer

Volume development (tons) per application area and market

Markets	Press Powder			Other Iron Powder [3]			Coldstream/SCM Products [4]		
	Q3	Q3[1]	12months[2]	Q3	Q3[1]	12months[2]	Q3	Q3[1]	12months[2]
Europe	22800	-1%	+4%	5800	-1%	-3%	1460	+18%	+17%
Japan	7700	-4%	+5%	1700	-32%	-26%	230	+102%	+89%
Asia (excl. Japan)	14800	+4%	+16%	3500	-15%	-2%	1250	+231%	+158%
Others	13100	+14%	+15%	6200	+16%	+12%	3880	+1348%	+962%
Totally	58400	+3%	+9%	17300	-3%	-2%	6820	+ 241%	+182%

[1] %-change compared with corresponding quarter previous year [2] %-change rolling 12-months [3] excl. semi finished powders
[4] As from January 1, 2003, SCM is included

Consolidated income statements, MSEK

	July-Sept 2003	July-Sept 2002	Jan-Sept 2003	Jan-Sept 2002	Rolling 12-months	Year 2002
Net sales	**895**	791	**2,813**	2,495	3,567	3,249
Cost of sales	**-714**	-570	**-2,160**	-1,741	-2,711	-2,292
Gross profit	**181**	**221**	**653**	**754**	**856**	**957**
Selling expenses	**-49**	-43	**-147**	-138	-194	-185
Administrative expenses	**-36**	-33	**-117**	-109	-152	-144
R&D expenses	**-32**	-32	**-103**	-99	-137	- 133
Items affecting comparabilities	**0**	-27	**0**	-27	-2	-25
Other income	**42**	10	**115**	33	132	50
Other expenses	**-2**	8	**-7**	-20	-2	-15
Operating income	**104**	**104**	**394**	**394**	**505**	**505**
Financial income	**6**	8	**22**	24	31	33
Financial expenses	**-15**	-22	**-52**	-63	-70	-81
Income before tax	**95**	**90**	**364**	**355**	**466**	**457**
Taxes	**-36**	-27	**-120**	-108	-152	-140
Minority share	-	-	-	-	-	-
Net income	**59**	**63**	**244**	**247**	**314**	**317**
Operating margin,%	**11.6**	13.1	**14.0**	15.8	14.2	15.5
Earnings per share, SEK (after actual tax)	**1.70**	1.90	**7.10**	7.20	9.10	9.20

Consolidated balance sheets, MSEK

	30 Sept 2003	31 Dec 2002	30 Sept 2002
Intangible assets	**219**	170	181
Tangible assets	**2,786**	2,660	2,668
Financial assets	**62**	83	87
Inventory	**789**	631	614
Short-term receivables	**745**	584	560
Cash and bank	**85**	77	116
Total assets	**4,686**	**4,205**	**4,226**
Shareholders' equity	**1,882**	1,827	1,812
Minority interests	**1**	2	3
Interest-bearing liabilities	**1,739**	1,434	1,531
Non interest-bearing liabilities	**1,064**	942	880
Total shareholders' equity and liabilities	**4,686**	**4,205**	**4,226**
Equity/assets ratio	**40%**	44%	43%
Number of employees	1,601	1,397	1,380

This interim report has not been subjected to scrutiny by company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information during 2004:

- Year end report on January 30
- Annual report in mid-March
- Interim report for first quarter on April 15
- Interim report for first six months on July 14
- Interim report for first nine months on October 14


Net sales, MSEK
4000
3500
3000
2500
2000
1500
1000
500
0
1999
2000
2001
2002
Oct 2002 Sept 2003


Income before taxes, MSEK
700
600
500
400
300
200
100
0
1999
2000*
2001
2002
Oct 2002 Sept 2003
* Excl. sales of HC-shares

Consolidated Quarterly data, MSEK	July - Sept 2003	July - Sept 2002	April - June 2003	April - June 2002	Jan - March 2003	Jan - March 2002	Oct - Dec 2002	Oct - Dec 2001
Net sales	**895**	791	935	872	983	832	754	779
Operating expenses	**- 717**	- 602	- 723	- 656	- 759	- 635	- 592	- 648
Items affecting comparabilities	-	-27	9	-	- 9	-	2	- 117
Depreciation	**- 74**	- 58	- 71	- 61	- 75	- 62	- 53	- 49
Operating income	**104**	104	150	155	140	135	111	- 35
Income before tax	**95**	90	138	142	131	123	102	- 37
Net income	**59**	63	94	97	91	87	70	- 26
Operating margin, %	**11.6**	13.1	16.0	17.8	14.2	16.2	14.7	- 4.5
Operating margin, % excl. items affecting comparabilities	**11.6**	16.6	15.1	17.8	15.2	16.2	14.5	10.5
Key indicators								
Earnings per share, SEK	**1.70**	1.90	2.70	2.80	2.70	2.50	2.00	- 0.80
Equity, SEK/share	**55.00**	52.60	53.50	50.60	55.90	52.80	53.40	50.50
Number of shares, 1000's	**34,217**	34,502	34,217	34,502	34,217	34,502	34,217	34,502
Number of shares, average 1000's*	**34,217**	34,502	34,217	34,502	34,217	34,502	34,360	34,515

Consolidated Cash Flow analysis, MSEK	Jan - Sept 2003	Jan - Sept 2002
Cash flow before change in working capital	**681**	693
Change in working capital	**- 24**	- 56
Acquisitions	**-560**	- 5
Disposals	**-**	-
Net investments	**-216**	-224
Cash flow after investments	**-119**	408
Buy back of own shares	**-**	-
Dividend	**-171**	-155
Change in financing	**305**	-208
Cash flow for the period	**15**	45
Liquid funds, opening balance	77	78
Exchange rate difference in liquid funds	-7	-7
Liquid funds, closing balance	85	116

Changes in shareholders' equity, MSEK	Jan - Sept 2003	Jan - Sept 2002
Balance brought forward	**1,827**	1,744
Net income	**244**	247
Buy back of own shares	**-**	-
Dividend	**-171**	-155
Translation difference	**-18**	-24
Balance carried forward	**1,882**	1,812
Return on equity (rolling 12-months)	**17.0%**	12.3%
Return on capital employed (rolling 12-months)	**14.5%**	10.6%
Debt/equity ratio	**0.88**	0.78

*) Outstanding call options do not cause equity dilution as present value of the offer price exceeds actual value.

Höganäs

Höganäs AB (publ), 263 83 Höganäs, Sweden.
Tel +46 42 33 80 00 · Fax +46 42 33 83 60